UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 12b-25
                    NOTIFICATION OF LATE FILING

  (Check One): Form 10-K  Form 20-F   Form 11-K [X] Form 10-Q   Form N-SAR

   For Period Ended:         February 29, 2000
                     ----------------------------------------------------------
    Transition Report on Form 10-K              Transition Report on Form 10-Q
    Transition Report on Form 20-F              Transition Report on Form N-SAR
    Transition Report on Form 11-K
   For the Transition Period Ended:
                                   ---------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION


United Venture Group, Inc. f/k/a Advanced Ceiling Supplies Corp.
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Full Name of Registrant


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Former Name if Applicable


30-00 47th Avenue
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Address of Principal Executive Office (Street and Number)


Long Island City, New York 11101
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City, State and Zip Code
                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

                          PART IV -- OTHER INFORMATION


1. Name and telephone number of person to contact in regard to this notification

         Mitchell S. Nussbaum                  212                 704-6426
         --------------------------   ---------------------    ---------------
                   (Name)                   (Area Code)       (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months No or for such shorter period that the registrant was required to file such report(s)
         been filed? If answer is no, identify report(s)           YES      NO
                                                                  [ X ]    [   ]

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in No the subject
         report or portion thereof?                                YES      NO
                                                                  [ X ]    [   ]




         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B


        United Venture Group, Inc. f/k/a Advanced Ceiling Supplies Corp.
        --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     By: /s/ Isaac Nussen
                                                        ---------------------
Date:             April 17, 2000                     Name:        Isaac Nussen
                  --------------                     Title:       President

                                  ATTACHMENT A

                              PART III - NARRATIVE

The Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2000 (the "Quarterly Report") could not be filed within the prescribed time period since the Registrant, which has a small accounting staff, has devoted substantial time and effort to recent business matters affecting the Registrant, thereby delaying completion of the Quarterly Report. As a result, the information necessary to complete the Quarterly Report, including the financial statements and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION


The Registrant has recently completed a business combination with an operating company.